Mail Stop 6010

January 9, 2007

Via Facsimile and U.S. Mail

Mr. Christopher Gardner
Chief Executive Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, CA   93012

>   **RE: Vitesse Semiconductor Corporation**
>   **Item 4.01 Form 8-K/A#1**
>   **Filed January 3, 2007**
>   **File No. 1-31416**

Dear Mr. Gardner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A#1 dated December 14, 2006

Item 4-01. Changes in Registrant's Certifying Accountant

        We note the additional information provided in your amendment, including "reportable events". However, your disclosures do not satisfy all of the requirements in Form 8-K by Item 304 of Regulation S-K regarding your change in certifying accountants. Consequently, we have issued additional comments:

1.   Contrary to your statement in the second to last paragraph of Item 4.01 that "(ii) none of the reportable events identified in Item 304(a)(1)(v)(A) through (D) of Regulation S-K occurred", the preceding paragraph appears to indicate that reportable events did occur and "remained unresolved". Revise to provide the information required by Item 304(a)(1)(iv) of Regulation S-K (specifically Item 304(a)(1)(iv)(B) and (C)) regarding the reportable events that the former accountant advised the registrant of during the most recent fiscal year and subsequent interim period through the date of the change in accountant.

2.   In detail, describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period each reportable event occurred. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

3.   Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

4.   To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

                                        *   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call David Burton at (202) 551-3626.

                                        Sincerely,

                                        David Burton
                                        Staff Accountant

Mr. Christopher Gardner
Vitesse Semiconductor Corporation
January 9, 2007
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